AM
12-10-02

02053103

VF 12-6-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2002
WASH, D.C. 180

SEC FILE NUMBER
8- 39523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company
dba: Christopher Weil & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6150 Lusk Blvd., Suite B-205
(No. and Street)

San Diego (City) California (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Gordon 858-597-6610 x 110 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plat, Roschke & Wall, CPA's
(Name – *if individual, state last, first, middle name*)

23622 Calabasas Road, Suite 107 Calabasas, California 91302
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED
DEC 13 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John V. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Weil Company dba: Christopher Weil & Company, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer

Title

Notary Public

DAPHNE M. MCGEE
Commission # 1251631
Notary Public - California
San Diego County
My Comm. Expires Jan 27, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLAT ROSCHKE & WALL

Certified Public Accountants
A Professional Corporation
23622 Calabasas Rd, #107
Calabasas, CA 91302
Tel 818.222.0707
Fax 818.222.0727

Henri Plat (Retired)
Andrea L. Roschke, CPA
Kimberly A. Wall, CPA

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation), as of September 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company d.b.a. Christopher Weil & Company, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plat, Roschke & Wall

October 23, 2002

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2002

ASSETS

CURRENT ASSETS	
Cash and equivalents (Note 1)	$ 138,552
Commissions receivable	10,490
Investments (Notes 1 and 3)	62,138
Prepaid and other current assets	15,851
Total Current Assets	227,031
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation (Note 2)	17,903
RESTRICTED CASH (Note 1)	100,968
OTHER ASSETS	
Deposits	3,816
Deferred income taxes (Note 7)	2,400
Total Other Assets	6,216
TOTAL ASSETS	$ 352,118

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 3,906
Payroll and payroll taxes payable	94,163
Income taxes payable	4,170
Total Current Liabilities	102,239
LONG-TERM DEBT (Note 4)	101,843
Total Liabilities	204,082
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 issued and outstanding	16,000
Retained earnings	153,798
Cumulative other comprehensive loss	(21,762)
Total Stockholder's Equity	148,036
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 352,118

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF OPERATIONS
For the year ended September 30, 2002

INCOME	
Commissions, due diligence, and marketing	$ 1,413,934
OPERATING EXPENSES	1,507,465
LOSS FROM OPERATIONS	(93,531)
OTHER INCOME, interest income	106,163
INCOME BEFORE TAXES ON INCOME	12,632
Taxes on Income	
Current	6,438
Deferred	(6,100)
Total Taxes on Income	338
NET INCOME	12,294
OTHER COMPREHENSIVE LOSS	
Unrealized loss on securities	(21,762)
COMPREHENSIVE LOSS	$ (9,468)

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2002

	Common Stock		Cumulative Other Comprehensive	Retained	
	Shares	Amount	Income(Loss)	Earnings	Total
Balance, October 1, 2001	16,000	$16,000		$ 141,504	$ 157,504
Net income, year ended September 30, 2002				12,294	12,294
Unrealized loss on securities, year ended September 30, 2002	______	______	$ (21,762)	_______	$ (21,762)
BALANCE, SEPTEMBER 30, 2002	16,000	$16,000	$ (21,762)	$153,798	$ 148,036

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the year ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 12,294
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,744
Changes in assets and liabilities:	
Increase in commissions receivable	(10,025)
Decrease in due from related party	30,000
Increase in prepayments and other current assets	(3,614)
Decrease in collateral on subordinated note	8,369
Decrease in deposits	175
Decrease in accounts payable	(14,108)
Decrease in payroll and payroll taxes payable	(146,202)
Increase in income taxes payable	4,170
Decrease in deferred income taxes	(6,100)
Decrease in due to officer	(7,931)
Net cash to operating activities	(125,228)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Property and equipment purchased	(1,861)
Sale of marketable securities	6,332
Net cash from investing activities	4,471
Net decrease in cash and equivalents	(120,757)
Cash and equivalents, October 1, 2001	259,309
CASH AND EQUIVALENTS, SEPTEMBER 30, 2002	$ 138,552

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
For the year ended September 30, 2002

The Weil Company d.b.a. Christopher Weil & Company, Inc. (a California Corporation) (the "Company") was formed on March 4, 1988 and was acquired by the current owners on January 17, 1990. The Company is a fully disclosed general securities broker-dealer, and provides investment advisory services.

The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on May 5, 1988. The Company is a member of the National Association of Securities Dealers, Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation:

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally as follows:

Improvements	7 years
Office equipment	7 years
Computer equipment	5 years

Repairs, maintenance and minor replacements are charged to expense as incurred.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash:

Restricted cash collateralizes the Company's subordinated note payable to the shareholder, and serves as the required balance at the Company's clearing firm.

Deferred taxes on income:

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal sources of timing differences are the use of the straight line method of depreciation for financial reporting purposes and the declining balance method for tax reporting purposes, and the reporting of securities available for sale at their fair market value for financial reporting purposes and at their historical cost basis for tax reporting purposes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs:

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. Advertising expense for the year ended September 30, 2002 was $0.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of credit risk:
The Company maintains a cash balance at the bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company also maintains accounts with a stock brokerage firm. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

The Company is a general securities broker-dealer that also provides investment advisory services for clients most of whom are located in the United States. As such, the Company is susceptible to credit risk from customers in that region. The Company does not obtain security from its clients in support of commissions receivable. At September 30, 2002, the aggregate carrying value of commissions receivable from customers in the United States was $10,490, which represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

Concentration in Revenue:
For the year ended September 30, 2002, approximately 79% of the Company's revenue is derived from their fee on the clients managed account portfolios.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments:
The Company's financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Revenue Recognition:
The Company's revenues are principally derived from an agreed upon percentage of each client's managed account portfolios. Revenues are recognized as they are earned.

Investments

The Company's security investments are classified as available-for-sale, and are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The security investments are restricted from sale until January 18, 2003.

NOTE 2: PROPERTY AND EQUIPMENT

As of September 30, 2002 property and equipment consisted of the following:

Improvements	$ 4,630
Office equipment	15,373
Computer equipment	28,904
	48,907
Less: accumulated depreciation	(31,004)
	$ 17,903

NOTE 3: INVESTMENTS

Investments in securities are summarized as follows at September 30, 2002:

	Gross Unrealized Loss	Fair Value
Available for sale securities:		
Stock and warrants	$21,762	$62,138

A change in net unrealized holding loss on securities available for sale of $21,762 was added to stockholder's equity for the year ended September 30, 2002.

NOTE 4: LONG TERM DEBT

Note, subordinated, related party, secured by cash, payable in full January, 2004, interest payable quarterly at 7% per annum.

Balance at September 30, 2002	$ 75,000
Additional amount due to officers for excess collateral and earnings on collateral	26,843
	$ 101,843

Maturities of long term debt during the succeeding two years are $0 (2003) and $101,843 (2004).

Total interest expense for the year ended September 30, 2002 amounted to $5,897.

NOTE 5: COMMITMENTS AND CONTINGENCIES

(a) The Company is required by the Securities and Exchange Commission and National Association of Securities Dealers to maintain a minimum net capital balance of $50,000. At September 30, 2002, the Company's net capital balance was $112,891.

NOTE 5: COMMITMENTS AND CONTINGENCIES (Continued)

(b) Pursuant to the Securities and Exchange Commission Rule 15c3-1(a)(2) the Company shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. At September 30, 2002, the percentage was 90.56%.

(c) The Company's clearing account for purchases and sales of securities is held at Bear Stearns. Bear Stearns requires the "deposit account" to have cash, securities, or a combination of both to have a market value of $100,000 or more at all times. At September 30, 2002, the balance in this account was $100,968.

(d) The Company's lease for office space expires in April 2003. The minimum annual rental payments are $17,808 (2003).

(e) The Company's lease for office equipment expires in October, 2004. The minimum annual rental payments are based upon measured usage of the machine.

NOTE 6: RELATED PARTIES

The Company leases equipment and the use of a customer list from The Weil Family Trust under operating leases that expire in May, 2004 and 2003 respectively. The leases are renewable. Several family members of The Weil Family Trust have provided service to the Company and have been paid accordingly. The Company provides administrative services to two other companies under common control.

For the year ended September 30, 2002, transactions with related parties were as follows:

Administrative fees received from related parties	$ 62,735
Equipment, customer list leases and interest paid to The Weil Family Trust	$ 30,205

As of September 30, 2002, amounts due to/from related parties were as follows:

Note payable, subordinated, to The Weil Family Trust	$ 101,843

NOTE 7: DEFERRED INCOME TAX

The deferred tax asset and deferred tax liability are comprised of the following at September 30, 2002:

Deferred tax asset:		
Unrealized loss on investments	$	5,200
Deferred tax liability:		
Depreciation differences		(2,800)
Net deferred tax asset	$	2,400

NOTE 8: SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

As supplemental information to the statement of cash flows, the Company made the following cash payments:

Income taxes	$	1,071
Interest	$	5,673

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF OPERATING EXPENSES
For the year ended September 30, 2002

Accounting and legal	$ 25,305
Auto expense	2,121
Charitable contributions	2,000
Clearing fees	233,437
Commission expense	69,738
Computer research time and expenses	37,368
Consulting	20,361
Depreciation and amortization	7,744
Dues and subscriptions	3,509
Education and training	5,566
Entertainment and promotion	21,750
Employee relations	12,808
Equipment leasing	24,955
Fees, dues and assessments	10,165
Insurance expense	29,174
Interest expense	5,897
Miscellaneous	360
Janitorial services	1,419
Office expense	20,772
Officer's salary	125,000
Office salaries and commissions	701,487
Payroll taxes	54,843
Postage and delivery	8,080
Rent	37,344
Special projects	1,597
Sundry	2,513
Telephone	18,147
Travel	18,104
Utilities	5,901
TOTAL OPERATING EXPENSES	$ 1,507,465

See independent auditors' report

PLAT ROSCHKE & WALL

Certified Public Accountants
A Professional Corporation
23622 Calabasas Rd, #107
Calabasas, CA 91302
Tel 818.222.0707
Fax 818.222.0727

Henri Plat (Retired)
Andrea L. Roschke, CPA
Kimberly A. Wall, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying financial statements of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation) as of and for the year ended September 30, 2002, and have issued our report thereon dated October 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plat, Roschke & Wall

October 23, 2002

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
September 30, 2002

The borrowings under subordination agreements at September 30, 2002 are listed below.

Liabilities pursuant to secured note collateral agreement, 7%, due January, 2004	$ 101,843
Less: haircuts required by SEC	(26,843)
Net balance	$ 75,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2002

Total ownership equity from balance sheet	$148,036
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital (net of haircuts)	75,000
Total Capital and Allowable Subordinations	223,036
Less Non-Allowable Assets:	
Commissions and other receivables	10,490
Prepaid expenses	9,398
Property and equipment, net	17,903
Deposits	3,816
Investments	62,138
Deferred income taxes	2,400
Total Non-Allowable Assets	106,145
Net Capital – Before other deductions	116,891
Other Deductions – Excess deductible on fidelity bond	(4,000)
NET CAPITAL – AFTER OTHER DEDUCTIONS	$ 112,891

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
September 30, 2002

AGGREGATE INDEBTEDNESS	
Total liabilities	$ 204,082
Less: Indebtedness secured by subordination agreement	(101,843)
AGGREGATE INDEBTEDNESS	$ 102,239
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness or $50,000 minimum requirement, whichever is greater)	$ 50,000
COMPUTATION OF EXCESS NET CAPITAL	
Net capital (see page 17)	$ 112,891
Less: total net capital requirement	(50,000)
EXCESS NET CAPITAL	$ 62,891
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	90.56%

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITY AND EXCHANGE COMMISSION AND REPORT DESCRIBING ANY MATERIAL INADEQUACIES

September 30, 2002

MINIMUM NET CAPITAL REQUIRED - $50,000

The Weil Company d.b.a. Christopher Weil & Company, Inc., as a fully disclosed broker-dealer, does not hold any customers' securities or customers' cash. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is therefore exempt from the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II A
September 30, 2002

	AUDITED REPORT	UNAUDITED REPORT	DIFFERENCE
Total ownership equity	$ 148,036	$ 148,562	$ (526)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital (net of haircuts)	75,000	75,000	-0-
Less: Non-allowable assets:			
Commissions receivable	(10,490)	(10,490)	-0-
Fixed assets, net of accumulated depreciation	(17,903)	(17,902)	(1)
Investments	(62,138)	(62,138)	-0-
Deferred income taxes	(2,400)	-0-	(2,400)
Other	(13,214)	(16,291)	3,077
	116,891	116,741	150
Less: Excess deductible on fidelity bond	(4,000)	(4,000)	-0-
NET CAPITAL	$ 112,891	$ 112,741	$ 150

The differences noted above are the result of audit adjustments.

See independent auditor's report on accompanying financial information

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

PLAT ROSCHKE & WALL
Certified Public Accountants
A Professional Corporation
23622 Calabasas Rd, #107
Calabasas, CA 91302
Tel 818.222.0707
Fax 818.222.0727

Henri Plat (Retired)
Andrea L. Roschke, CPA
Kimberly A. Wall, CPA

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of The Weil Company d.b.a. Christopher Weil & Company, Inc. (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the N.A.S.D., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plott, Rosenthal & Wall

October 23, 2002

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT

For the year ended
September 30, 2002

THE WEIL COMPANY
d.b:a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT
For the year ended September 30, 2002

TABLE OF CONTENTS